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May 18, 2012

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention: Mr. John Reynolds, Assistant Director

Dear Sirs/Mesdames:

Re: Douglas Lake Minerals Inc. (now known as Handeni Gold Inc.)
Form 10-K for Fiscal Year Ended May 31, 2011
Filed September 13, 2011
File No. 000-50907

This response is submitted under the Closing Comments of your letter to Handeni Gold Inc. (formerly known as Douglas Lake Minerals Inc., and referred to herein as the "**Company**") dated May 15, 2012, which required that the Company to provide a written statement acknowledging certain items set forth in your letter.

Accordingly, the Company hereby acknowledges as follows:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HANDENI GOLD INC.

By: ____________________
Name: Reyno Scheepers
Title: President, Chief Executive Officer, Chief Operating Officer and a director